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PC Service Source-registered trademark-
advice logistics you can count on

July 29, 1999
VIA TELECOPY 612-903-3010
Kerry Baubie
Katun Corporation
10951 Bush Lake Road
Bloomington, MN  55438

         Re: Purchase of 250,000 shares of the common stock of PC Service Source, Inc. ("PCSS")

Dear Kerry:

         This letter sets forth the terms and conditions on which PCSS has agreed to purchase from Katun Corporation ("Katun"), on and as of the date hereof, 250,000 shares of the common stock, $0.01 par value per share, of PCSS (the "Stock"), at a per share price of $4.00.

         1. PURCHASE OF SHARES; PURCHASE PRICE; EFFECTIVENESS; DELIVERY. Katun hereby sells and PCSS hereby purchases the Stock for an aggregate purchase price of $1,000,000, which shall be paid by PCSS in immediately available funds by wire transfer upon Katun's execution and delivery of this letter agreement. Katun hereby agrees to instruct its broker, Piper Jaffray & Co., to deliver the 250,000 shares to Harris Trust Company of New York, PCSS's transfer agent, through the Depository Trust Company's DWAC system, via transfer agent #2788 by July 30, 1999.

         2. REPRESENTATIONS, UNDERSTANDINGS AND WARRANTIES. Katun hereby represents and warrants to PCSS that the Stock is owned by Katun free and clear of all liens, claims and encumbrances and is transferred hereby to PCSS free and clear of all liens, claims and encumbrances. Katun further has the right and authority to execute and deliver this letter agreement and transfer the Stock to PCSS for the consideration provided herein.

         3. MISCELLANEOUS. This letter agreement constitutes our entire agreement with respect to the subject matter hereof. This letter agreement may not be modified or amended or any provision hereof waived except by an instrument in writing signed by both parties hereto. This letter agreement may be executed in any number of counterparts each of which shall be an original instrument, but all of which together shall constitute a single agreement. This letter agreement shall be effective when executed and delivered by both of the parties hereto. All representations, warranties and agreements contained herein shall survive the execution and delivery of this agreement and the purchase and sale of the Stock hereunder. This letter agreement and all rights, obligations and liabilities


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                  hereunder shall be construed according to the laws of the
                  State of Texas, without reference to the choice of law rules of this or any other jurisdiction. Each party hereto from time to time hereafter at any other party's request and without further consideration shall execute and deliver to such other party such instruments of transfer, conveyance and assignment in addition to those delivered pursuant to this letter agreement and shall be reasonably requested to transfer, convey and assign more effectively the Stock from Katun to PCSS.

         If the foregoing correctly sets forth Katun's understanding of our agreement, please so indicate by signing this letter where indicated below and returning it to me by telecopy today at 972-620-0562, along with your wiring instructions.

Very truly yours,

PC SERVICE SOURCE, INC.


By:/s/ Robert J. Boutin
   -----------------------------------------
   Robert J. Boutin, Chief Financial Officer



Accepted and Agreed to This
the 29th day of July, 1999.

KATUN CORPORATION



By:/s/ Kerry Bauble
   -----------------------------------------
   Kerry Bauble, Chief Financial Officer